EXHIBIT 99.1

Westport Fuel Systems Appoints New Director

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated November 9, 2020 to its final short form base shelf prospectus for the Province of Quebec and its amended and restated final short form base shelf prospectus for each of the Provinces of Canada except Quebec, each dated October 27, 2020.

VANCOUVER, British Columbia, Jan. 07, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced the appointment of Tony Guglielmin to the company’s Board of Directors, effective January 7, 2021.

“We are pleased to welcome Mr. Guglielmin to the Board of Directors at Westport,” said Daniel Hancock, Chair of the Board. “He brings deep expertise in alternative fuels and clean technology solutions for the transportation sector and shares our commitment to decarbonizing mobility applications. Additionally, his expertise with respect to governance, finance and strategy are welcome additions to the exceptional caliber of talent represented by all of the Company’s Board members.”

Mr. Guglielmin has a strong financial background, including roles in treasury, investor relations, corporate development and strategic planning. Most recently, he was the Senior Vice-President and Chief Financial Officer of Ballard Power Systems Inc., a position he held since 2010. He also serves on the Board and is Chair of the Audit Committee of Information Services Corporation (ISV.TO), as well as a number of private and not-for-profit entities.

Previously, Mr. Guglielmin served as Senior Vice-President and Chief Financial Officer of the public-private partnership Canada Line Rapid Transit Inc., a rapid transit project connecting the Vancouver International Airport, the City of Richmond and downtown Vancouver. He has also held senior management roles at Finning International Inc., BC Hydro, and The Bank of Nova Scotia.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com